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NICHOLAS DILORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8370 Fax

March 2, 2016

Lisa Larkin

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company (SEC File No. 811-3153) and Russell Investment Funds (SEC File No. 811-05371); Schedule 14A Proxy Statements Filed February 17, 2016

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates, Jill Damon, and me in a telephonic discussion on February 26, 2016 regarding the Preliminary Proxy Statements pursuant to Section 14(a) of the Securities Exchange Act of 1934 for Russell Investment Company (“RIC”) (the “RIC Proxy Statement”) and Russell Investment Funds (“RIF” and together with RIC, the “Registrants”) (the “RIF Proxy Statement” and collectively with the RIC Proxy Statement, the “Proxy Statements”) filed with the Securities and Exchange Commission (“SEC”) on February 17, 2016. Summaries of the comments, and the Registrants’ responses thereto, are provided below.

For purposes of preparing this letter, we have assumed that, to the extent the relevant disclosure is similar, the comments apply to both the RIC Proxy Statement and the RIF Proxy Statement.

Responses to Comments

Capitalized terms have the same meaning as defined in the Proxy Statement(s) unless otherwise indicated.

Comments Applicable to Each Proxy Statement

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1.	Comment:	Please consider including a summary of information regarding the Transaction, including the potential, future consequences of the resulting change of control, that may be of significance to shareholders. Specifically, please consider disclosing, among other considerations, that (i) the Funds may not utilize the “manager-of-managers” structure following the Transaction, (ii) the Transaction may result in significant RIMCo investment management personnel turnover, and (iii) in the event the Funds no longer utilize a “manager-of-managers” structure, the Funds could experience higher expenses and portfolio turnover.

	Response:	After reviewing, Registrants believe that the existing summary disclosure in the “QUESTIONS AND ANSWERS” section of the Proxy Statements is sufficiently detailed to provide adequate and useful summary information that may be of significance to shareholders. Furthermore, when read in conjunction with the more fulsome Transaction-related disclosure in the Proxy Statements, Registrants believe that the Proxy Statements discuss in reasonable detail the material issues necessary for shareholders to understand the Transaction structure and to reach an informed decision regarding the associated Post-Transaction Agreements. Specifically, the Proxy Statements describe the material aspects of the Transaction and related change of control of RIMCo, including the potential risks and expected future consequences of the Transaction. As a result, Registrants respectfully decline to make any changes in response to this comment.

2.	Comment:	Under the heading “DISCUSSION OF PROPOSAL – The Transaction” section of the Proxy Statements, Registrants disclose that, “[i]n addition, a TA Fund and a Reverence Capital Fund (the “Commitment Funds”) have committed to make equity contributions (the “Equity Contributions”) to Emerald Acquisition at closing in the aggregate of U.S. $350 million.” Please discuss supplementally whether there are any contractual or other safeguards ensuring delivery of the equity commitments by the Commitment Funds and the consequences to the Funds of one or more Commitment Funds’ failure to deliver its equity commitment.

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	Response:	Registrants confirm that the Commitment Funds entered into a legally-binding equity commitment letter with Emerald Acquisition Limited to provide the required equity commitments. Registrants believe that the Proxy Statements describe the material aspects of the Transaction, including the potential risks and expected future consequences of the Transaction.

3.	Comment:	Under the heading “DISCUSSION OF PROPOSAL – Transaction Not Expected to Adversely Affect RIMCo or the Funds,” Registrants disclose that “[t]he final terms of the Facilities also are expected to include a financial maintenance covenant (the “Financial Covenant”) that would, subject to certain terms and conditions, prohibit Emerald Acquisition and certain of its subsidiaries from exceeding certain levels of indebtedness in its capital structure.” Please consider disclosing which subsidiaries would be prohibited from exceeding certain levels of indebtedness. Please also consider disclosing the expected impact of such prohibitions on Fund shareholders.

	Response:	After reviewing, Registrants believe that the disclosure is sufficiently detailed to provide adequate and useful information to shareholders regarding the Emerald Acquisition Limited subsidiaries that would be restricted from incurring indebtedness exceeding certain levels. In addition, Registrants believe that listing by name or otherwise describing in further detail such subsidiaries would not further shareholder understanding of the Transaction, is not likely information a shareholder would find significant to the decision of whether or not to approve the Post-Transaction Agreements, and may lead to investor confusion. Therefore, Registrants respectfully decline to specifically disclose which Emerald Acquisition Limited subsidiaries could be prohibited from incurring certain levels of indebtedness.

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The failure of Emerald Acquisition Limited and certain of its subsidiaries that are designated as restricted subsidiaries under the Facilities to maintain indebtedness at or below the pre-determined levels could result in an event of default under the Facilities. As discussed under the heading “DISCUSSION OF PROPOSAL – Transaction Not Expected to Adversely Affect RIMCo or the Funds,” an event of default under the Facilities may trigger a change of control of RIMCo.

4.	Comment:	The SEC staff notes that each of “The Transaction” and “Factors Considered by the Trustees and their Recommendation” sub-section of the Proxy Statements contain a statement similar to the following: “[i]n connection with the LSEG Transaction, completion of which was announced on December 3, 2014, LSEG stated that it would undertake the Review of FRC’s investment management business to determine its positioning and fit with LSEG.” Please confirm supplementally whether this statement should be included in both sub-sections.

	Response:	Registrants confirm that the statements identified by the SEC staff are intentionally repeated in the “The Transaction” and the “Factors Considered by the Trustees and their Recommendation” sub-sections of the Proxy Statements.

5.	Comment:	The “Factors Considered by the Trustees and their Recommendation” sub-section of the “DISCUSSION OF PROPOSAL” section of the Proxy Statements indicates that the RIC and RIF boards of trustees (the “Board”) received certain information as part of their evaluation of the proposed Post-Transaction Agreements. The Proxy Statements do not, however, contain all of the information received by the Board. Please consider whether a more fulsome discussion of the materials considered by the Board should be disclosed in the Proxy Statements.

	Response:	Registrants believe that the existing disclosure, consistent with Item 22(c)(11) of Schedule 14A, is sufficiently detailed to provide adequate and useful information to shareholders

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regarding the material factors and information considered by the Board and conclusions with respect thereto that form the basis of the Board’s recommendation that shareholders approve the Post-Transaction Agreements. Registrants note that Item 22(c)(11) requires a registrant to “[d]iscuss in reasonable detail” such factors and conclusions but does not require a complete recitation of all such factors or conclusions. As a result, because Registrants believe that the Proxy Statements disclose all material information necessary for shareholders make an informed decision regarding the proposal, Registrants respectfully decline to make any changes in response to this comment.

6.	Comment:	Under the heading “DISCUSSION OF PROPOSAL - Factors Considered by the Trustees and their Recommendation,” Registrants disclose that “[t]he Board has been advised that RIMCo’s goal with respect to the Manager-of-Managers Funds is to construct and manage diversified portfolios in a risk-aware manner.” Please consider including a plain English explanation for the phrase “risk-aware manner.”

	Response:	Registrants believe that this disclosure, taking into consideration the Funds’ historical registration statement and shareholder report disclosure, is clear and provides sufficient information for shareholders to understand RIMCo’s goal to construct and manage the Funds in a risk-aware manner. Accordingly, no changes have been made in response to this comment.

7.	Comment:	Please confirm that the Gartenberg factors relating to the Board’s consideration of the Post-Transaction Agreements listed in the “Factors Considered by the Trustees and their Recommendation” sub-section of the Proxy Statements (page 20 and 19 of the RIC and RIF Proxy Statements, respectively) apply to each Fund. If not, please consider specifying to which Fund each such factor applies.

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	Response:	Registrants note that the preamble to the list of Gartenberg factors disclosed in the “Factors Considered by the Trustees and their Recommendation” sub-section of the Proxy Statements (page 20 and 19 of the RIC and RIF Proxy Statements, respectively) indicates that “the Trustees considered, with respect to each Fund, various specific factors in respect of the Post-Transaction Agreement” (emphasis added). Accordingly, Registrants confirm that such factors in respect of the Board’s consideration of the Post-Transaction Agreements apply to each Fund listed in the relevant Proxy Statement, unless otherwise noted.

8.	Comment:	Under the heading “DISCUSSION OF PROPOSAL – Terms of the Existing and Post-Transaction Agreements,” Registrants disclose that “[u]nlike the Existing Agreement, the Post-Transaction Agreement will not contain a provision that requires a shareholder vote to continue the agreement in the event that the Trust’s right to use the name “Frank Russell” (or a derivative thereof) is withdrawn by FRC.” Please discuss supplementally why Registrants believe it is appropriate to remove this provision from the Post-Transaction Agreements.

	Response:	As discussed in the Proxy Statements, the ability of RIMCo and the Funds to use the name “Russell Investments” is subject to a non-exclusive, perpetual license. However, such use is subject to certain license termination events that can be triggered by entities other than RIMCo or the Funds. Therefore, given that use of the name “Russell Investments” would be subject to a third party’s ability to terminate the license, Registrants believe that requiring a shareholder vote to continue the then-existing investment advisory agreement in the event that the right to use the name “Russell Investments” is withdrawn would not serve a shareholder protection purpose. Furthermore, Registrants note that this provision is not required by the Investment Company Act of 1940, as amended (the “1940 Act”) and that, if included in the Post-Transaction Agreement, termination of RIMCo’s and the Funds’ ability to use the name “Russell Investments” may create a proxy solicitation process that

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would create unnecessary expense for the Funds and their shareholders. Finally, Registrants note that it is not common for an investment advisory agreement to contain a provision requiring a shareholder vote in the event the right to use a particular name is withdrawn.

However, despite these considerations, Registrants believe that it is important to notify shareholders of, and provide shareholders with the opportunity to vote on, this change. Therefore, Registrants disclosed this revision to the Post-Transaction Agreements in the Proxy Statements in order to expressly highlight the change and the resultant consequences so that shareholders can make an informed decision when voting on the proposal. To the extent shareholders do not agree that it is appropriate to remove this provision, they may vote against the proposal to adopt the Post-Transaction Agreements.

9.	Comment:	Please confirm supplementally whether Registrants have provided the SEC staff with a Form 40-33, as required by Section 33 of the 1940 Act, with respect to the McClure litigation described in the Proxy Statements.

	Response:	Registrants confirm that a Form 40-33, with respect to RIC, was filed with the SEC pursuant to Section 33 of the 1940 Act on November 1, 2013.

10.	Comment:	In response to Item 22(c)(2) of Schedule 14A, please provide the address for Emerald Acquisition Limited, TA Associates Cayman Ltd., and the Reverence Capital Entities’ control persons in Exhibit E – “Additional Information about RIMCo and its Affiliates.”

	Response:	Registrants confirm that the requested change has been made.

Comments Applicable to RIC Proxy Statement

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11.	Comment:	Per Item 22(a)(3)(iv) of Schedule 14A, if approval of the Post-Transaction Agreement would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Funds or their respective shareholders, please provide a table showing the current and pro forma fees (with the required examples) using the format prescribed in Form N-1A.

	Response:	Registrant confirms that the approval of the Post-Transaction Agreement will not, directly or indirectly, establish a new fee or expense to be paid by the Funds or their respective shareholders or increase any existing fee or expense paid by the Funds or their respective shareholders. As a result, Registrant notes that a table showing the current and pro forma fees (with the required expense tables) is not required under Item 22(a)(3)(iv). However, Registrant included a narrative description of the likely effect of the change in asset breakpoints for certain Funds in the RIC Proxy Statement. In addition, Exhibit B – “Comparison of Investment Advisory Fee Rates under the Existing and Post-Transaction Agreements” to the RIC Proxy Statement contains a comparative chart showing the fee schedule currently in effect and the proposed breakpoint fee schedule for each RIC Fund for which the addition of breakpoints to the advisory fee rates is being proposed. As such, no changes have been made in response to this comment.

12.	Comment:	The SEC staff notes that certain five-percent beneficial ownership information was provided for the Russell Global Infrastructure Fund in Appendix C – “5% Beneficial Owners of Fund Shares as of [ ]” of the RIC Proxy Statement. Please confirm supplementally whether this information was erroneously included in the RIC Proxy Statement.

	Response:	Registrant confirms that the information in Appendix C for the Russell Global Infrastructure Fund was erroneously filed as part of the RIC Proxy Statement and that a complete list of five-percent beneficial owners for all Funds will be included as part of the definitive proxy statements filed with the SEC.

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Sincerely,

/s/ Nicholas S. Di Lorenzo
Nicholas S. Di Lorenzo

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze